Exhibit 99.1

[ON STERLING LETTERHEAD]

                April 15, 2010

To Our Shareholders:

On April 14, 2010, the Board of Directors of Sterling Financial Corporation (“Sterling”) adopted a Shareholder Rights Plan (the “Plan”).

The purpose of the Plan is to protect the Company’s ability to use certain tax assets, such as net operating loss carryforwards and capital loss carryforwards (the “Tax Benefits”), to offset future income. In general terms, the Plan discourages (i) any person or group from becoming a beneficial owner of 5% or more of Sterling’s then outstanding common stock and (ii) any such existing owner from acquiring more than a minimal number of additional shares of any class of Sterling’s common stock.

In connection with the Plan, on March 25, 2010, the Board of Directors of Sterling declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock outstanding as of the close of business on April 15, 2010.

The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to Sterling or to you, and will not change the way in which you can presently trade shares of Sterling, so long as your beneficial interest in Sterling remains below 5%. As explained in the attached Plan summary, the Rights will only be exercisable if and when the Rights are triggered pursuant to the terms of the Plan.

We have enclosed a summary of the Plan for your information.

Very truly yours,

/s/ Daniel G. Byrne
Daniel G. Byrne
Chief Financial Officer

SUMMARY OF TERMS

STERLING FINANCIAL CORPORATION

SHAREHOLDER RIGHTS PLAN

Purpose	The purpose of the shareholder rights plan (“Rights Plan”) described in this summary of terms is to preserve the value of the certain deferred tax assets (“Tax Benefits”) of Sterling Financial Corporation (the “Company” or “Sterling”) for U.S. federal income tax purposes.

Form of Security	The Board of Directors of the Company (i) authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each share of Common Stock outstanding at the close of business on April 15, 2010 (the “Record Date”) and authorized the issuance, upon the terms and subject to the conditions herein, of one Right (subject to adjustment) in respect of each share of Common Stock issued after the Record Date; and (ii) authorized the issuance, upon the terms and subject to the conditions herein, of a number of Rights (subject to adjustment), in respect of each share of any Sterling convertible preferred stock issued after the Record Date, that gives effect to the applicable conversion rate of such convertible preferred stock; each Right representing the right to purchase, upon the terms and subject to the conditions herein, one one-millionth (subject to adjustment) of a share of Preferred Stock (as defined below).

Exercise	Prior to a Distribution Date, [1] the Rights are not exercisable.

[1]	Distribution Date means the earlier of:

•	the 10th business day after public announcement that any person or group has become an Acquiring Person; and

•

the 10th business day after the date of the commencement of a tender or exchange offer by any person which would or could, if consummated, result in such person becoming an Acquiring Person, subject to extension by the Board of Directors of the Company.

After a Distribution Date, each Right is exercisable to purchase, for $3.50 (the “Purchase Price”), one one-millionth of a share of Preferred Stock of the Company (“Preferred Stock”).

Flip-In	If any person or group (an “Acquiring Person”) becomes a beneficial owner of 5% or more of the “Company Securities” (as defined in the Rights Plan) then outstanding (a “Threshold Holder”) (subject to certain exceptions described in the Rights Plan), then on a Distribution Date, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of millionths of a share of Preferred Stock of the Company having a market value of twice the Purchase Price; provided that (i) none of the U.S. Government, its instrumentalities or agencies and certain of its wholly-owned entities shall be an Acquiring Person; (ii) none of the Company and certain affiliates of the Company shall be an Acquiring Person, (iii) no “Existing Holder” (as described in the Rights Plan) shall be an Acquiring Person so long as the applicable “Existing Holder” satisfies the applicable requirements set forth in the Rights Plan; (iv) no “Strategic Investor” (as described in the Rights Plan) shall be an Acquiring Person so long as the applicable “Strategic Investor” satisfies the applicable requirements set forth in the Rights Plan; (v) no person or group who or which has become a Threshold Holder as a result of a redemption by the Company shall be an Acquiring Person so long as such person or group satisfies the applicable requirements set forth in the Rights Plan; (vi) no person or group who or which the Board determines, in its sole discretion, has inadvertently become a Threshold Holder shall be an Acquiring Person so long as such Person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such securities), sufficient Company Securities so that such Person is no longer a Threshold Holder; (vii) no person or group that has become a Threshold Holder shall be an Acquiring Person if the Board determines, in its sole discretion, that the attainment of such status has not jeopardized or endangered the Company’s utilization of the Tax Benefits; and (viii) an acquisition by a person or group of at least a majority of the Company’s Common Stock made by that person or group as part of a “Qualified Offer” (as defined in the Rights Plan) shall not result in any person or group becoming an Acquiring Person.

Legal and Regulatory Matters	Rights are not exercisable to the extent that such exercise would contravene any applicable law or regulation or require any filing with, notice to or action by or in respect of any governmental or regulatory authority unless and until such filing, notice or action has been made, taken or obtained. No Rights may be transferred unless such transfer complies with all applicable laws and regulations.

Exchange	At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the Company’s Common Stock), the Board may elect to exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for one one-millionth of a share of Preferred Stock (or one share of Common Stock) per Right, subject to adjustment.

Redemption	The Board of Directors may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at a redemption price of $0.000001 per Right at any time prior to a Distribution Date.

Expiration	The Rights will expire on the earlier of (i) the date that is forty (40) months and one day after the date of adoption of the Rights Plan (the “Final Expiration Date”), unless a Stock Acquisition Date (as defined in the Plan) occurs fewer than 30 days prior to such date, in which case the Final Expiration Date shall be the date that is thirty (30) days after the Stock Acquisition Date, (ii) the time at which all Rights are redeemed or exchanged, (iii) the first day of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward, (iv) a date prior to a Stock Acquisition Date on which the Board determines, in its sole discretion, that the Rights and the Rights Plan are no longer in the best interests of the Company and its shareholders and (v) a date on which (x) the Company has entered into an investment agreement that provides for the Company to call a meeting of its shareholders to vote on a proposal to amend the articles of incorporation of the Company to adopt certain restrictions on acquisitions and dispositions of securities by persons that hold, or intend to acquire, 5% or more of the value of the Common Stock of the Company, (y) a Closing (as defined in such investment agreement) has occurred, and (z) such amendment to the certificate of incorporation has been approved by the shareholders of the Company.

Amendments	At any time on or prior to a Distribution Date, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend any provision of the Rights Plan without the approval of any holders of certificates representing shares of Company Securities.

After a Distribution Date, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend the Rights Plan without the approval of any holders of Rights; provided, however, that no such supplement or amendment may (a) adversely affect the interests of the holders of Rights as such (other than with respect to Rights beneficially owned by an Acquiring Person and certain affiliated persons), (b) cause this Rights Plan again to become amendable other than in accordance with this sentence or (c) cause the Rights again to become redeemable.

Shareholder Rights	Rights holders have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

Antidilution Provisions	The Rights Plan includes antidilution provisions designed to preserve the efficacy of the Rights.

A copy of the Rights Plan has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Plan is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, as amended from time to time, the complete terms of which are hereby incorporated by reference.